UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): December 28, 2016

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McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

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(630) 623-3000
(Registrant's telephone number, including area code)

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Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.04 Temporary Suspension of Trading Under Registrant's Employee Benefit Plans.

As a result of a change in investment alternatives under the McDonald's 401(k) Plan (the "Plan"), participants in the Plan will be unable, for a period of time, to transfer or diversify investments in their accounts, or obtain a loan, withdrawal or distribution from the Plan. The temporary blackout period for participants under the Plan begins at 4:00 p.m. Eastern Time, January 13, 2017, and is expected to end on January 19, 2017. The blackout period applies to all Plan assets, including Company shares held by the Plan.

On December 28, 2016, the Company sent an appropriate notice (the "Notice") to its directors and executive officers informing them of the blackout period and the restrictions on trading in McDonald's Corporation common stock that apply to them during the blackout period, pursuant to Section 306(a) of the Sarbanes-Oxley Act of 2002 and Rule 104 of Regulation BTR under the Securities Exchange Act of 1934. A copy of the Notice is attached as Exhibit 99 to this Form 8-K and is incorporated by reference.

Company stockholders or other interested persons may obtain information about the actual dates of the blackout period, without charge, by contacting the Company's Corporate Legal Department by phone at 630-623-3000 or by mail c/o McDonald's Corporation, 2915 Jorie Blvd, Oak Brook, IL 60523 during this blackout period and for a period of two years after its ending date.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits.
99   Notice to Directors and Executive Officers of McDonald's Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: December 28, 2016

By: /s/ Denise A. Horne
⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯
Denise A. Horne
Corporate Vice President—Associate General Counsel
and Assistant Secretary

Exhibit Index

Exhibit No. 99   Notice to Directors and Executive Officers of McDonald's Corporation

Exhibit 99

Important Notice to Directors and Executive Officers
Of McDonald's Corporation (the "Company")
Concerning Additional Legal Restrictions on Their Personal Trading in Company Stock

December 28, 2016

Federal securities laws require the Company to provide this notice to its Directors and Executive Officers.

In connection with a change to the investment alternatives available under the Company's 401(k) Plan (the "401(k) Plan"), there will be a blackout period for 401(k) Plan participants scheduled to begin on January 13, 2017 at 4:00 p.m. Eastern Time and expected to end on January 19, 2017 ("Plan Blackout Period"). During the Plan Blackout Period, 401(k) Plan participants will not be permitted to transfer or diversify investments in their accounts and will not be permitted to request a loan, distribution, or withdrawal. The blackout is required in order to implement the changes to the investment alternatives as well as for administrative and technology reasons.

Under federal law, during the Plan Blackout Period, Directors and Executive Officers will be prohibited from directly or indirectly purchasing, selling, or otherwise acquiring, disposing or transferring shares of McDonald's Corporation common stock or derivative securities, acquired in connection with their service as a Director or Executive Officer of McDonald's ("Compensatory Shares"). These restrictions include indirect transactions by family members, partnerships, corporations, trusts or others involving Compensatory Shares where the Director or Executive Officer has a pecuniary interest. There are limited exceptions to these restrictions (e.g., sales pursuant to court orders or as required by law).

Please note that during the Plan Blackout Period, the Company's trading window will be closed. As a result, the restrictions referred to above are duplicative of trading prohibitions that already apply to Directors and Executive Officers during this period.

Please contact Denise Horne (by telephone at 630-623-3000 or by mail c/o McDonald's Corporation, 2915 Jorie Blvd, Oak Brook, IL 60523) for additional information or if you have any questions regarding the Plan Blackout Period.